FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  November 20, 2006.

DryShips Inc. Reports Results for the Third Quarter and Nine Months ended September 30, 2006

November 20, 2006, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the third quarter and the nine months ended September 30, 2006.

Third Quarter Highlights

The Company reported a Net Loss of $9.4 million or $(0.28) per share for the third quarter 2006.

Included in the third quarter 2006 results are the following items amounting to an aggregate of $26.1 million or $0.79 per share:

-

Forward Freight Agreement (“FFA”) loss in connection with the Company’s freight hedging activities earlier this year, amounting to $22.5 million, including an unrealized portion of $14.6 million.

-

Unrealized Interest Rate Swap (IRS) loss amounting to $2.4 million due to the re-valuation of previously disclosed interest rate hedging instruments.

-

Aggregate non-cash loss amounting to $0.38 million associated with the amortized of deferred revenue or prepaid charter revenue incurred upon the acquisition of vessels with attached charter parties.

-

Additional Vessel operating expenses in connection with the maintenance of three vessels in the third quarter 2006, amounting to $0.35 million.

-

Additional Vessel operating expenses associated with the delivery of three newly acquired vessels amounting to $0.48 million.

Excluding the above items Net Income for the third quarter 2006 would have been      $ 16.7 million or $0.50 per share.

Recent Activities

-

Took delivery of five recently acquired Panamax vessels since September 2006. The Company expects to take delivery of a sixth charter free Panamax vessel in December 2006.

-

Entered into a contract for two newbuilding Panamax vessels to be built in China with expected delivery in the fourth quarter of 2009 and the first quarter of 2010, respectively, for an aggregate contract price of $66.5 million.

-

Entered into agreements to sell two Panamax vessels which will be delivered to their new owners by year end. The Company expects to realize a total gain of approximately $24 million which will be recognized in the fourth quarter of 2006.

-

Concluded new time charter agreements ranging in duration from 3.5 to 12 months for two Capesize, two Panamax and two Handymax vessels. The Company expects these charters to contribute up to $50 million in time charter revenues over the duration of their respective periods.

-

Declared and paid in October 2006 its sixth consecutive quarterly dividend of $0.20 per share.

-

Agreed to the request of the Company’s major shareholders to reinvest the dividend payment that they were scheduled to receive in October, in the amount of about $3.1 million in DryShips shares.

George Economou, the Company’s Chairman and Chief Executive Officer, commented:

“The Company generated Operating Income before FFA losses of $25.3 million for the quarter which shows an improvement over the previous quarter and demonstrates that the operating results are in-line with the improving freight market conditions.  With the delivery of the new vessels and the time charters recently concluded at higher rates, the Company is in a great position to achieve a marked improvement in its fourth quarter and 2007 results. We remain committed to expanding and renewing our fleet and deliver the best possible results to our shareholders, taking advantage of the solid drybulk market fundamentals.”

Third Quarter 2006 Results

For the third quarter ended September 30, 2006, Net Revenues (Voyage Revenues less Voyage Expenses) amounted to $56.2 million as compared to $58.0 million for the third quarter ended September 30, 2005. Operating Income before FFA losses of $22.5 million was $25.3 million for the third quarter ended September 30, 2006 as compared to $31.2 million for the quarter ended September 30, 2005. Net Loss for the third quarter of 2006 was $9.4 million as compared to Net Income of $25.9 million for the quarter ended September 30, 2005 and Earnings/(Losses) Per Share (EPS) for the third quarter 2006 calculated on 33.23 million weighted average basic and diluted shares outstanding was $(0.28) as compared to $0.85 in the quarter ended September 30, 2005 calculated on 30.35 million weighted average basic and diluted shares outstanding. EBITDA for the third quarter of 2006 was $18.4 million as compared to $44.9 million in the quarter ended September 30, 2005. Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

An average of 29.8 vessels were owned and operated during the third quarter of 2006, earning an average Time Charter Equivalent, or TCE, rate of $20,807 per day as compared to an average of 26.4 vessels owned and operated during the third quarter of 2005 earning an average TCE rate of $24,800 per day.

Nine Months ended September 30, 2006 Results

For the nine months ended September 30, 2006, Net Revenues (Voyage Revenues less Voyage Expenses) amounted to $158.5 million as compared to $160.5 million for the nine months ended September 30, 2005.  Operating Income before FFA losses of $22.5 million was $72.8 for the nine month period ended September 30, 2006 as compared to $100.9 million for the nine month period ended September 30, 2005. Net Income for the nine months ended September 30, 2006 was $20.8 million as compared to $88.1 million in the nine months ended September 30, 2005 and Earnings Per Share (EPS) for the nine months ended September 30,2006, calculated on 31.34 million weighted average basic and diluted shares outstanding was $0.66 as compared to $3.09 in the nine months ended September 30, 2005 calculated on 28.49 million weighted average basic and diluted shares outstanding. EBITDA for the nine months ended September 30, 2006 was $94.2 million as compared to $129.3 million in the nine months ended September 30, 2005. Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

An average of 28.4 vessels were owned and operated during the nine months ended September 30, 2006, earning an average Time Charter Equivalent, or TCE, rate of $20,902 per day as compared to an average of 19.7 vessels owned and operated during the nine months ended September 30, 2005 earning an average TCE rate of $30,527 per day.

Freight Forward Agreements (FFAs)

An FFA loss amounting to $22.5 million is included in Operating Income for the third quarter of 2006, including $14.6 million for unrealized but closed FFA positions that will be paid in the next three quarters. The FFA loss is the result of the Company’s decision earlier this year to hedge its Panamax freight market exposure, mainly for the third quarter of 2006, given the market outlook at the time. The freight market staged a recovery contrary to seasonal expectations and the Company settled or closed all of its FFA positions. DryShips currently has no further FFA exposure.

Interest Rate Swaps (IRS)

An unrealized IRS loss amounting to $2.4 million is included in Net Interest and Finance Costs for the third quarter of 2006, due to the re-valuation of previously disclosed interest rate hedging instruments. The Company has entered into six interest rate cap and floor agreements, in order to hedge its interest rate exposure with respect to its borrowings. The fair value of these interest rate hedges is equivalent to the amount that would be received or paid by the Company if the agreements were cancelled as of the day of the balance sheet and is completely unrealized. Any change on the fair value of these interest rate hedges between accounting periods is recorded in the corresponding Income statement. No money has been paid or received by the Company in relation to these agreements.

Under these agreements the base interest rate the Company is obligated to pay under different interest rate scenarios is as follows:

LIBOR	DryShips Pays
LIBOR < 3%	Fixed 3%
3%< LIBOR < 5.6% to 5.85%	Floating LIBOR
5.59% to 5.85% < LIBOR < 8%	Fixed 5.59% to 5.85%
LIBOR > 8%	Floating LIBOR

Acquisition of vessels with period employment attached

During the nine months ended September 30, 2006 the Company acquired six dry bulk carriers which where all under existing period charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of each of the above vessels evaluated the charter contracts assumed and recognized (a) an asset (Prepaid Charter Revenue) of $5.5 million, for two vessels, with a corresponding decrease in the vessel’s purchase price and (b) a liability (Deferred Revenue) of $8.8 million, for the other four vessels, with a corresponding increase in the vessels’ purchase price. An aggregate non-cash loss of  $0.38 million is included in the Voyage revenues for the third quarter 2006 results associated with the amortization and deferral of the above charter revenues.

Drydock related expenses

During the third quarter of 2006, three vessels were drydocked for a total direct cost of $ 1.1 million. Such costs are capitalized and amortized until the vessels’ next drydock. In addition, the Company incurred expenses for peripheral supplies and other repair works while the vessels were in drydock amounting to $0.35 million which are included in Vessel operating expenses for the third quarter 2006.

New Vessel Deliveries

Deliveries of new vessels typically entail one time expenses associated with crew mobilization and initial stores, paints, provisions and spare parts. During the third quarter of 2006 we took delivery of 4 recently acquired vessels. We incurred additional expenses associated with these deliveries amounting to $0.48 million, which are included in Vessel operating expenses for the third quarter 2006.

Capitalization

On September 30, 2006, debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) was 61% and net debt (total debt less cash and cash equivalents) to total capitalization was 57%.

As of September 30, 2006, the Company had a total liquidity of approximately $ 47.1 million.

Financing activities

The five new vessels already delivered since September 2006, have been financed by cash, the existing term loan facility and a new secured bridge loan.  Following the delivery of the Company’s sixth vessel and the sale of two Panamaxes, the Company expects to combine these facilities into a single increased term loan facility.

In August 2006, the Company terminated and repaid in full $9 million of principal and interest under a short term credit facility provided by an affiliate, in connection with the purchase of the MV Maganari.

In October 2006, the Company terminated and repaid in full by means of issuance of common stock, $3.3 million of principal and interest under a seller’s credit agreement entered into with an affiliate in connection with the acquisition of the MV Hille Oldendorff. The Company issued 254,512 shares in relation with the repayment of the seller’s credit.

In October 2006, the Company issued a total of 235,585 shares of common stock to major shareholders that requested to reinvest in Company common stock the dividend payment in the aggregate amount of $3.1 million that they were scheduled to receive for the third quarter of 2006.

As of November 20, 2006, the Company has a total of 35,490,097 shares of common stock outstanding.

Fleet Developments

Deliveries

On September 6, 2006, DryShips took delivery of the MV Lanzarote, a 1996 built second-hand 73,008 dwt Panamax drybulk carrier.

On September 8, 2006, DryShips took delivery of the MV Ligari, a 2004 built second-hand 75,583 dwt Panamax drybulk carrier.

On September 12, 2006, DryShips took delivery of the MV Delray, a 1994 built second-hand 70,029 dwt Panamax drybulk carrier.

On September 26, 2006, DryShips took delivery of the MV Estepona, a 1994 built second-hand 70,003 dwt Panamax drybulk carrier.

On October 16, 2006, DryShips took delivery of the MV Formentera, a 1996 built second-hand 70,015 dwt Panamax drybulk carrier.

Acquisitions

In September 2006, DryShips agreed to acquire the MV Redondo, a 2000 built second-hand 74,716 dwt Panamax drybulk carrier, delivery of which is expected during the fourth quarter of 2006 for an aggregate price of approximately $40.75 million.

In September 2006, DryShips entered into agreements to acquire two newbuilding Panamax drybulk carriers, delivery of which is scheduled for the last quarter of 2009 and the first quarter of 2010 respectively, for an aggregate contract price of $66.5 million.  In October, the Company paid the first instalment of the contract price in the aggregate amount of approximately $6.7 million, in cash.

Disposals

The Company has entered into an agreement to sell the MV Panormos, a 1995 built second-hand 71,747 dwt Panamax drybulk carrier for an aggregate price of approximately $35 million. The Company expects to realize a total gain of approximately $15 million which will be recognized in the fourth quarter of 2006.

The Company has entered into an agreement to sell the MV Flecha, a 1982 built second-hand 65,081 dwt Panamax drybulk carrier for an aggregate price of approximately $11.7 million. The Company expects to realize a total gain of approximately $9 million which will be recognized in the fourth quarter of 2006.

Employment Developments

The Company has entered the MV Manasota into a time charter for a period between 9 to 12 months that commenced in November 2006 at a daily rate of $55,000.

The Company has entered the MV Shibumi into a time charter for a period between   3 to 5 months that commenced in November 2006 at a daily rate of $40,000.

The Company has entered the MV Lanzarote into a time charter for a period between 3.5 to 6 months that commenced in October 2006 at a daily rate of $31,500.

The Company has entered the MV Padre into a time charter for a period between       9 to 11.5 months that will commence in early December 2006 at a daily rate of $30,000.

The Company has entered the MV Matira into a time charter for a period between      4 to 6 months that commenced in November 2006 at a daily rate of $25,750.

The Company has entered the MV Alona into a time charter for a period between       4 to 6 months that commenced in November 2006 at a daily rate of $27,000.

The recently concluded time charters are expected to contribute approximately between $35.1 million and $49.5 million in time charter revenue over the course of their respective charters. The lower figure corresponds to the minimum charter duration and the higher figure to the maximum charter duration.

Capital expenditures

The Company expects to incur the following capital expenditures associated with vessel drydockings:

	Fourth quarter 2006	First quarter 2007	Second quarter 2007	Third quarter 2007	Fourth quarter 2007
Number of vessels	3	2	1	4	1
Expected cost in USD millions	1.44	0.7	0.4	2.2	0.2
Offhire days	61	35	35	85	15

Such costs are capitalized and amortized until the vessels’ next drydock. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

In addition the Company expects to incur expenses for peripheral supplies and other repair works while the vessels will be in drydock which will be included in Vessel operating expenses for the respective quarter.

Dividend Payment

In September 2006, DryShips declared its quarterly dividend of $0.20 per common share; the dividend was paid in October 2006. This was the sixth consecutive dividend payment since the Company went public in 2005. Since that time, DryShips has paid a total of $1.20 per share in dividends.

Fleet Data

Third Quarter 2006

Total TCE revenue decreased during the third quarter of 2006 compared to the third quarter of 2005, primarily as a result of a decrease in the daily average TCE rate from $24,800 in the third quarter of 2005 compared to $20,807 in the third quarter of 2006 off-set by an increase in the average number of vessels operated, from an average of 26.4 vessels in the third quarter of 2005 to 29.8 vessels in the third quarter of 2006.

Vessel operating expenses increased to $11.9 million for the third quarter of 2006 compared to $11.1 million for the third quarter of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 26.4 vessels for the third quarter of 2005 to 29.8 vessels for the third quarter of 2006, offset by a decrease in daily vessel operating expenses from $4,594 per day for the third quarter of 2005 to $4,344 per day for the third quarter of 2006. This increase is also the result of three vessels undergoing drydocking in the third quarter of 2006 compared to one vessel in the third quarter of 2005 and four newly acquired vessels being delivered in the third quarter of 2006 compared to one vessel in the third quarter of 2005.

Depreciation and amortization increased to $15.5 million in the third quarter of 2006 compared to $13.4 million in the third quarter of 2005. This was a direct result of the increase in the Company’s fleet from an average of 26.4 vessels in the third quarter of 2005 to an average of 29.8 vessels in the third quarter of 2006.

Management fees increased to $1.7 million in the third quarter of 2006 compared to $1.5 million in the third quarter of 2005 as a direct result of the increase in the number of fleet calendar days from 2,425 in the third quarter of 2005 to 2,738 in the third quarter of 2006 due to the growth of the fleet.

General and administrative expenses increased from $0.7 million in the third quarter of 2005 to $1.8 million in the third quarter of 2006, mainly due to the growth of the fleet.

Nine Months Ended September 30, 2006

Total TCE revenue decreased during the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, primarily as a result of a decrease in the average daily TCE rate from $30,527 in the nine months ended September 30, 2005 to $20,902 in the nine months ended September 30, 2006 offset by  an increase in the average number of vessels operated, from an average of 19.7 vessels in the nine months ended September 30, 2005 to 28.4 vessels in the nine months ended September 30, 2006.

Vessel operating expenses increased to $33.5 million for the nine months ended September 30, 2006 compared to $24.8 million for the nine months ended September 30, 2005. The increase is attributable to the increase in the number of vessels operated from an average of 19.7 vessels for the nine months ended September 30, 2005 to 28.4 vessels for the nine months ended September 30, 2006, offset by lower daily vessel operating expenses decreasing from $4,606 per day to $4,324 day, respectively.

Depreciation and amortization increased to $43.7 million in the nine months ended September 30, 2006 compared to $28.4 million in the nine months ended September 30, 2005. This was a direct result of the increase in the Company’s fleet from an average of 19.7 vessels in the nine months ended September 30, 2005 to an average of 28.4 vessels in the nine months ended September 30, 2006.

Management fees increased to $4.7 million in the nine months ended September 30, 2006 compared to $3.6 million in the nine months ended September 30, 2005 as a direct result of the increase in the number of fleet calendar days from 5,379 in the nine months ended September 30, 2005 to 7,743 in the nine months ended September 30, 2006 due to the growth of the fleet.

General and administrative expenses increased from $2.9 million in the nine months ended September 30, 2005 to $3.8 million in the nine months ended September 30, 2006, mainly due to the growth of the fleet.

Third Quarter 2006

(Dollars in thousands, except
Average Daily Results - unaudited)3 Months Ended		-1.#QNAN
	September 30, 2006		September 30, 2005
Average number of vessels (1)	29.8		26.4
Total voyage days for fleet (2)	2,700		2,339
Total calendar days for fleet (3)	2,738		2,425
Fleet Ultilization (4)	1.0%		1.0%
Time charter equivalent (5)	20,807		24,800
Capesize	29,542		44,203
Panamax	19,219		21,218
Handymax	15,038		22,020
Vessel operating expenses (daily) (6)	4,343		4,594
Management fees (daily)	625		635
General and administrative expenses (daily) (7)	661		280
Total vessel operating expenses (daily) (8)	5,629		5,509

Nine Months ended September 30, 2006

(Dollars in thousands, except
Average Daily Results - unaudited)9 Months Ended		-1.#QNAN
September 30, 2006September 30, 2005
Average number of vessels (1)	28.4		19.7
Total voyage days for fleet (2)	7,582		5,259
Total calendar days for fleet (3)	7,743		5,379
Fleet Ultilization (4)	1.0%		1.0%
Time charter equivalent (5)	20,902		30,527
Capesize	31,033		51,455
Panamax	18,913		27,435
Handymax	14,751		22,420
Vessel operating expenses (daily) (6)	4,324		4,606
Management fees (daily)	603		660
General and administrative expenses (daily) (7)	492		543
Total vessel operating expenses (daily) (8)	5,419		5,809

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects the calculation of our TCE rates for the periods then ended:

TCE

(Dollars in thousands)	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Voyage revenues	59,967	59,066	169,324	167,232
Voyage expenses	(3,786)	(1,060)	(10,843)	(6,688)

Time Charter equivalent revenues	56,181	58,006	158,481	160,544

Total voyage days for fleet	2,700	2,339	7,582	5,259

Time charter equivalent (TCE) rate	20,806.777778	24,800.48696	20,902.268531	30,527.476707

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

DryShips Inc. Fleet

As at September 30, 2006, the Company’s fleet consisted of 33 vessels.

During the three month period ended September 30, 2006, the Company operated the following types of vessels:

CapesizePanamaxHandymaxTotal
Average number of vessels during period	4.00	22.76	3.00	29.76
Number of vessels at end of period	4.00	26.00	3.00	33.00
Dwt at end of period	657,256	1,877,020	150,069	2,684,345
DWT as percentage of total fleet	24.48%	69.92%	5.59%	100.00%

During the nine month period ended September 30, 2006, the Company operated the following types of vessels:

CapesizePanamaxHandymaxTotal
Average number of vessels during period	4.00	21.76	2.60	28.36
Number of vessels at end of period	4.00	26.00	3.00	33.00
Dwt at end of period	657,256	1,877,020	150,069	2,684,345
DWT as percentage of total fleet	24.48%	69.92%	5.59%	100.00%

Financial Statements

The following are DryShips Inc.’s Condensed Income Statements (unaudited) for the three-month and nine-month periods ended September 30, 2006 and September 30, 2005:

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
(Dollars in thousands, except for share and per share data - unaudited)	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	Unaudited	Unaudited	Unaudited	Unaudited
		Restated(1)		Restated(1)
INCOME STATEMENT DATA

Voyage revenues	$59,967	$59,066	$169,324	$167,232
Loss on Forward Freight Agreements	22,473	-	22,473	-
Voyage expenses	3,786	1,060	10,843	6,688

Vessels operating expenses	11,894	11,140	33,490	24,775
Depreciation and amortization	15,475	13,422	43,749	28,402
Management fees	1,712	1,543	4,666	3,552
General and administrative	1,810	679	3,814	2,919

Operating Income	2,817	31,222	50,289	100,896

Interest and finance costs, net	(12,375)	(5,518)	(29,679)	(12,865)
Other, net	208	226	209	20

Net (Loss) / Income	$(9,350)	$25,930	$20,819	$88,051

Basic and fully diluted earnings per share	$(0.28)	$0.85	$0.66	$3.09
Weighted average basic and diluted shares outstanding	33,233,421	30,350,000	31,343,241	28,488,095

(1) The nature of the restatement of the income statement data for the three and nine months ended September 30, 2005 consisted mainly of corrections relating to accrued liabilities, the valuation of an interest rate swap, the capitalization of loan fees, the amortization of deferred revenue for vessels acquired with an attached time charter agreement and expensing of costs previously capitalized

The following are DryShips Inc.’s Balance Sheets as at September 30, 2006 (unaudited) and December 31, 2005 (audited):

(Dollars in thousands)	As at September 30, 2006	As at December 31, 2005
BALANCE SHEET DATA	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	20,889	5,184
Restricted cash	6,205	3,040
Accounts receivables - trade, net	1,793	5,514
Insurance claims	233	107
Due from related parties	1,965	0
Inventories	2,821	1,326
Financial instruments	961	270
Prepaid charter revenue	2,872	0
Prepayments and other	5,295	3,336
Total current assets	43,034	18,777
FIXED ASSETS:
Advances for vessels acquisitions	6,975	0
Vessels	1,131,127	923,890
Accumulated depreciation	-100,435	-59,157
Net book value	1,037,667	864,733
Deferred charges, net	5,342	3,781
Restricted cash	20,000	21,011
Other non current assets	2,785	2,257
Total assets	1,108,828	910,559
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	107,060	107,738
Sellers credit	3,250	0
Accounts payable	8,884	8,479
Due to related parties	2,170	6,460
Dividends payable	7,000	0
Accrued liabilities	7,081	6,529
Deferred revenue	13,500	6,309
Financial instruments	14,618	0
Other currrent liabilities	201	230
Total current liabilities	163,764	135,745
Long-term debt, net of currrent portion	535,884	417,615
Other non-current liabilities	607	698
STOCKHOLDERS' EQUITY
Capital stock	350	304
Additional paid-in capital	321,044	264,600
Retained earnings	87,179	91,597
Total Stockholders' equity	408,573	356,501
Total liabilities and stockholders' equity	1,108,828	910,559

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities to EBITDA:

in cost

(Dollars in thousands)	3 Months ended	3 Months ended
	September 30, 2006	September 30, 2005

Net cash provided by operating activities	27,577	42,552
Net (decrease) / increase in current assets	(5,098)	(2,136)
Net decrease / (increase) in current liabilities, excluding currrent portion of long term debt	1,622	(5,283)
Amortization of deferred revenue	(1,446)	834
Amortization of free lubricants	37	(301)
Change in fair value of derivatives	(17,049)	1,398
Net Interest expense	12,238	5,518
Amortization of deferred financing costs included in interest expense	(182)	(223)
Payments for dry-docking costs	668	2,512
EBITDA	18,367	44,871

(Dollars in thousands)	9 Months ended	9 Months ended
	September 30, 2006	September 30, 2005

Net cash provided by operating activities	73,444	128,884
Net (decrease) / increase in current assets	1,824	4,197
Net decrease / (increase) in current liabilities, excluding currrent portion of long term debt	3,963	(22,482)
Amortization of deferred revenue	(1,598)	4,646
Amortization of free lubricants	120	(761)
Change in fair value of derivatives	(13,927)	(252)
Net Interest expense	29,679	12,865
Amortization of deferred financing costs included in interest expense	(3,290)	(491)
Payments for dry-docking costs	4,032	2,714
EBITDA	94,247	129,320

Fleet List

The table below describes in detail our fleet development and current employment profile as of November 20, 2006:

	Year				Current		Redelivery
	Built	Deadweight		Type	Employment	Gross Rate	Earliest	Latest
Capesize
Manasota	2004	171,061	342,122	Capesize	TC	$55,000	Aug-07	Nov-07
Alameda	2001	170,662	853,310	Capesize	TC	$28,000	Feb-07	Apr-07
Shibumi	1984	166,058	3,653,276	Capesize	TC	$40,000	Feb-07	Apr-07
Netadola	1993	149,475	1,943,175	Capesize	TC	$30,750	Jan-07	Mar-07
	4	657,256		10.3
Panamax
Ligari	2004	75,583	151,166	Panamax	TC	$17,500	Prompt	Feb-07
Padre	2004	73,601	147,202	Panamax	TC	$30,000	Sep-07	Nov-07
Maganari	2001	75,941	379,705	Panamax	TC	$29,000	Feb-07	May-07
Coronado	2000	75,706	454,236	Panamax	TC	$18,500	Apr-07	Jun-07
Ocean Crystal	1999	73,688	515,816	Panamax	TC	$24,500	Nov-06	Feb-07
Xanadu	1999	72,270	505,890	Panamax	TC	$18,500	Apr-07	Jun-07
Lanzarote	1996	73,008	730,080	Panamax	TC	$31,500	Feb-07	Apr-07
Iguana	1996	70,349	703,490	Panamax	TC	$28,000	Sep-07	Nov-07
Formentera	1996	70,015	700,150	Panamax	TC	$18,000	May-07	Jul-07
Waikiki	1995	75,473	830,203	Panamax	TC	$17,500	Feb-07	Apr-07
Delray	1994	70,029	840,348	Panamax	TC	$16,100	Prompt	Dec-06
Estepona	1994	70,003	840,036	Panamax	TC	$18,500	May-07	Sep-07
Catalina	2005	74,432	74,432	Panamax	Spot	$26,750
Mendocino	2002	76,623	306,492	Panamax	Spot	$28,500
La Jolla	1997	72,126	649,134	Panamax	Spot	$24,650
Solana	1995	75,100	826,100	Panamax	Spot	$29,500
Paragon	1995	71,259	783,849	Panamax	Spot	$27,000
Sonoma	2001	74,786	373,930	Panamax	Baumarine	$25,671
Toro	1995	73,034	803,374	Panamax	Baumarine	$25,402
Panormos	1995	71,747	789,217	Panamax	Baumarine	$26,205
Lacerta	1994	71,862	862,344	Panamax	Baumarine	$25,253
Daytona	1989	69,703	1,184,951	Panamax	Baumarine	$22,084
Lanikai	1988	68,676	1,236,168	Panamax	Baumarine	$22,969
Tonga	1984	66,798	1,469,556	Panamax	Baumarine	$17,779
Flecha	1982	65,081	1,561,944	Panamax	Baumarine	$18,675
Striggla	1982	64,747	1,553,928	Panamax	Baumarine	$19,427
Mostoles	1981	75,395	1,884,875	Panamax	Baumarine	$18,683
	27	1,947,035		10.9
Handymax
Alona	2002	48,640	194,560	Handymax	TC	$27,000	Mar-07	May-07
Matira	1994	45,863	550,356	Handymax	TC	$25,750	Mar-07	May-07
Hille Oldendorff	2005	55,566	55,566	Handymax	BB	$20,020	Jan-07	May-07
	3	150,069		5.3
Newbuildings
TBN	2009	75,000		Panamax
TBN	2010	75,000		Panamax
	2	150,000

Total Fleet	36	2,904,360		10.4
Notes:
1. For spot vessels the TCE rate is for the current voyage
2. For vessels trading in the Baumarine pool the TCE rate is the Pool's estimate for earnings in the month of October
3. The MV Maganari has been fixed in direct continuation at $18,400 per day for 12 months
4. The MV Hille Oldendorff is employed under a bareboat charter
5. The MV Padre is presently on TC at $23,000 per day expiring in early December 2006 before commencing the indicated charter above
6. The MV Conrad Oldendorff upon redelivery by previous charterers was renamed MV Mendocino
7. The quoted rates are not indications of future earnings and the Company gives no assurance or guarrantee of future rates.
8. The MV Belmonte upon redelivery by previous charterers was renamed MV Padre

Conference Call and Webcast

On November 21, 2006 at 9.30 am EST, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available until November 28,2006 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast:

There will also be a live webcast of the conference call, through the internet on DryShips, Inc.’s website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 36 drybulk carriers consisting 4 Capesize, 27 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.9 million.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated:  November 20, 2006

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Endnotes